Dentx® Visionary Imaging


05071820

eva Enhanced Visual Assessment


RECD S.E.C.
NOV 1 6 2005
1086


PROCESSED
NOV 22 2005
THOMSON
FINANCIAL


AFP
IMAGING

Visionary Imaging

2005 Annual Report

AFP Imaging Corporation

providing better images worldwide

Selected Financial Data

	As of and for the Years Ended June 30,				
	2005	2004	2003	2002	2001
NET SALES	23,135,063	$19,832,910	$18,043,668	$20,086,888	$24,051,300
OPERATING INCOME (LOSS)	1,354,617	$1,453,628	$(545)	$391,408	$(1,285,785)(b)
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	1,899,930	$1,345,467	$(218,338)	$84,002	$(1,738,346)(b)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (a)	$--	$--	$(1,297,069)	$--	$--
NET INCOME (LOSS)	1,899,930	$1,345,467	$(1,515,407)	$84,002	$(1,738,346)(b)
EARNINGS (LOSS) PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE					
BASIC	$.20	$.15	$(.02)	$.01	$(.19)
DILUTED	$.19	$.14	$(.02)	$.01	$(.19)
NET EARNINGS (LOSS) PER SHARE					
BASIC	$.20	$.15	$(.16)	$.01	$(.19)
DILUTED	$.19	$.14	$(.16)	$.01	$(.19)
TOTAL ASSETS	$8,153,396	$6,244,895	$6,043,855	$7,849,510	$8,635,214
LONG-TERM DEBT	$--	$222,223	$630,556	$1,180,556	$2,359,033
SHAREHOLDERS' EQUITY	$4,662,631	$2,665,396	$1,319,929	$2,822,717	$2,717,233
SHAREHOLDERS' EQUITY PER COMMON SHARE	$.50	$.29	$.14	$.30	$.29
COMMON SHARES OUTSTANDING, at end of period	9,407,717	9,270,617	9,270,617	9,270,617	9,270,617
CASH DIVIDENDS PER COMMON SHARE	none	none	none	none	none

(a) Upon adoption of SFAS 142 in the first quarter of Fiscal Year 2003, the Company recorded a one-time, non-cash charge of approximately $1,297,069, to reduce the carrying value of its goodwill. Such charge is non-operational in nature and is reflected as a cumulative effect of an accounting change. See Note 1 to the Consolidated Financial Statements for further discussion and required disclosures.

(b) The amounts for Fiscal Year 2001 include charges and provisions of $846,000, to reduce the goodwill associated with the medical diagnostic imager product line to $0, and $110,000, to reflect the sale of the graphic arts business, including $50,000 to reduce the graphic arts inventory to the fair market value and $60,000, for severance and other closing costs.


RECEIVED
NOV 1 6 2005

Dear Fellow Shareholders:

Our fiscal year that ended June 30, 2005 has given us many reasons to be optimistic about AFP Imaging's long-term future. These reasons are characterized by the competitive strength of our products, our expanding sales and customer base and our improving financial results, compared to prior years. We have significantly grown our overall sales to $23.14 million for Fiscal 2005 from $19.83 in Fiscal 2004. Adjusted Income from Operations, for the twelve months ended June 30, 2005, was $1.66 million, an increase of $205,927 or 14%, compared to $1.45 million, in the same period last year. Adjusted Income from Operations, for Fiscal 2005, was calculated by excluding nonrecurring special charges totaling approximately $305,000 from Operating Income. This is the highest revenue and profit level for AFP in the past three years. We are also pleased to report that with added profitability, Shareholder's Equity and our market capitalization has improved over the last twelve months.

More than half of this growth in sales and profits has been from the Company's new diagnostic digital imaging equipment. We are participating in the evolution of this technology as customers for our three medical disciplines steadily accept the transfer from x-ray film to computerized, film-less, x-ray image capture, storage, retrieval and display. More, smaller clinical users and sole practitioners are now benefiting from the affordability of the Company's technology and products. We are very well positioned to exploit our core businesses in the diagnostic medical, dental and veterinary areas. The growth strategy that was put in place several years ago is working well.

Management is extremely pleased to report that the Company continues to invest in and expand our product lines, from several perspectives. Our mission is to provide a diverse selection of diagnostic imaging products, both in digital and analog modalities and to satisfy varied customer requirements or financial needs. In Fiscal 2005, the Company achieved the following goals for our veterinary business. We expanded our computed radiographic "CR" and direct radiographic "DR" product lines for veterinarians. Both of these systems are computer based, image capture methods that do not require the use of traditional x-ray film and are designed for whole-body, diagnostic applications. AFP also broadened its veterinary product line by becoming the world-wide distributor of general-purpose x-ray tables and other related components, designed specifically for all general x-ray applications. These products will be marketed under the "VetTek" trademark. In addition, we have brought to this growing opportunity the integration of our mobile, direct digital imaging "DR" alternative for Equine specialists to replace x-ray film and take advantage of electronic storage and communications of clinical images, in the field. We look forward to revenue and income growth in fiscal 2006 with our expanded product lines and broad geographic coverage. Our veterinary, dental x-ray and EVA sensor business continues as an industry leader and standard for better patient diagnosis and oral care treatment.

The domestic and international human dental industry continues to experience further consolidations of manufacturing and distribution organizations. This has created some changes and alternatives in product offerings and sourcing for the dentist. In order for AFP and its Dent-X division to maintain its competitive edge in developing future products, we recruited a new Executive Vice-President of Technology, Dr Roberto Molteni, with over twenty years of senior management experience in the design and development of dental systems and technologies. His depth of knowledge in the digital imaging sector is unsurpassed. His expertise is equally beneficial to the Company in all three of our professional, clinical sectors and applications. Dr Molteni's broad experience also brings another key element to the Company's technical evaluation process with respect to any future product line or corporate acquisition. Our long-term growth is clearly linked to the steady and inevitable transition of product focus from film to digital imaging techniques, which requires Research and Development leadership to bring forth innovative solutions for the professional clinician.

We plan to continue to implement our strategy that is designed to grow our customer base, on a world-wide basis, with a watchful eye toward managing expenses as we strive to accomplish all our goals. We look to further bolster customer and shareholder confidence with steady improvement in operating results. This is reflected in our ISO 9001 mission statement for quality and products - "Continuous Improvement and Customer Satisfaction". To further our desire to be "customer friendly", AFP has invested in a sophisticated call management software module that will enhance our response and communication to customer needs. With all this in mind there is still work to be done and significant opportunities for your Company in Fiscal 2006. We extend our thanks to our employees, loyal shareholders, vendors and most of all our customers for their ongoing support.

David Vozick
Chairman

Donald Rabinovitch
President

October 2005

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 10-K

(X) Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2005

or

( ) Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the transition period from _______ to _______

Commission File Number: 0-10832

AFP Imaging Corporation
(Exact name of registrant as specified in its charter)

New York	13-2956272
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

250 Clearbrook Road, Elmsford, NY	10523
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (914) 592-6100

Securities registered pursuant Section 12 (b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act:

Common Stock, par value .01 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X	___
Yes	No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. YES ( ) NO (X).

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES ( ) NO (X).

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of December 31, 2004 was approximately $7,581,857. On such date, the average of the closing bid and asked prices of the Registrant's Common Stock, as reported by the OTC Bulletin Board, was $1.28.

The registrant had 9,568,217 shares of Common Stock outstanding as of September 15, 2005.

The information required by Part III of Form 10-K is incorporated by reference to the registrant's Proxy Statement for the 2005 Annual Meeting of Shareholders tentatively scheduled for December 12, 2005 to be filed with the Securities and Exchange Commission on or prior to October 28, 2005.

Introductory Note – Forward - Looking Statements

This Annual Report on Form 10-K contains certain forward-looking statements, within the meaning of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results of AFP Imaging Corporation (collectively with its subsidiaries, the "Company") or achievements expressed or implied by such forward-looking statements to not occur, not be realized or differ materially from that stated in such forward-looking statements. Forward-looking statements may be identified by terminology such as "may," "will," project," "expect," "believe," "would," "could," "estimate," "anticipate," "intend," "continue," "potential," "opportunity" or similar terms, variations of such terms, or the negative of such terms or variations. Potential risks, uncertainties and factors include, but are not limited to, adverse changes in general economic conditions, the Company's ability to repay its debts when due, changes in the markets for the Company's products and services, the ability of the Company to successfully design, develop, manufacture and sell new products, the Company's ability to successfully market its existing and new products, adverse business conditions, changing industry and competitive conditions, the effect of technological advancements on the Company's products, the Company's ability to protect its intellectual property rights and/or where its intellectual property rights may infringe on the intellectual property rights of others, maintaining operating efficiencies, pricing pressures, risk associated with foreign sales, risk associated with the loss of services of the key executive officers, the Company's ability to attract, train and retain key personnel, difficulties in maintaining adequate long-term financing to meet the Company's obligations, and fund the Company's operations, changes in the nature or enforcement of laws and regulations concerning the Company's products, services, suppliers, or the Company's customers, determinations in various outstanding legal matters, changes in currency exchange rates and regulations, and other factors set forth in this Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission.

Readers are urged to carefully review and consider the various disclosures made by the Company in this Annual Report on Form 10-K for the year ended June 30, 2005, and the Company's other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect the Company's business, financial condition and results of operations and prospects. The forward - looking statements made in this Annual Report on Form 10-K speak only as of the date hereof and the Company disclaims any obligation to provide updates, revisions or amendments to any forward-looking statements to reflect changes in the Company's expectations or future events.

Part I

Item 1. Business

a) General Development of Business

AFP Imaging Corporation was organized on September 20, 1978, under the laws of the State of New York. Since such date, the Company has been engaged in the business of designing, developing, manufacturing and distributing equipment for generating, capturing and/or producing medical and dental diagnostic images through electronic technologies, as well as the chemical processing of photosensitive materials. Medical, dental, veterinary and industrial professionals use these products. The Company's products are distributed to worldwide markets, under various brand names, through a network of independent and unaffiliated dealers. The Company has been ISO 9001 certified since 1996.

The Company's objective is to be a leading provider of cost effective, diagnostic radiographic products utilized in the medical, dental, veterinarian and industrial imaging fields. The Company is concentrating on

- continually broadening its product offerings,
- enhancing both its domestic and international distribution channels and
- expanding its market presence in the diagnostic veterinary and dental imaging fields.

In February 2005, the Company settled an outstanding environmental litigation claim, which had been filed in 2001 as a civil complaint by the current owners of property, which the Company had owned between August 1984 and June 1985. The Company paid $325,000, which represented their entire liability under the settlement offer. See Item 3, Legal proceedings for a further discussion of this matter.

In September 2003, the Company completely dissolved two of its wholly-owned subsidiaries: LogEtronics Corporation and Regam Medical Systems AB. The Company sold selected assets of its graphic arts business in July 2001, which had been distributed through LogEtronics Corporation. Upon completion of the transfer of the manufacturing operations to the United States, the Company, in accordance with Swedish Law, dissolved Regam Medical Systems AB.

b) Financial Information about Industry Segments

The Company is engaged in one industry segment, the manufacture and distribution of medical/dental x-ray equipment and accessories. Prior to July 2001, when the Company sold the assets related to its graphic arts subsidiary, the Company had been engaged in two industry segments, the manufacture and distribution of medical/dental x-ray equipment and accessories, and graphic arts processing equipment. The Company has agreed not to compete in this same business line of graphic arts film and plate processing equipment for ten years, to expire in July 2011. The Company's business segments until July 2001 were based on significant differences in the nature of the Company's operations, including distribution channels and customers. The composition of the current industry segment is consistent with that used by the Company's management in making strategic decisions. See Note 10 to the Consolidated Financial Statements for further discussion of the Company's industry segments.

c) Narrative Description of Business

All of the Company's products are distributed worldwide through an unaffiliated dealer network to doctors, dentists, veterinarians, hospitals, medical clinics, the U.S. military and others.

Principal Products and Services

Digital Dental and Large Body DR and CR Imaging Systems

The Company manufactures, distributes and services a filmless, digital dental radiography system, utilizing x-rays and electronic imaging technology. Such equipment generates and captures a patient's dental images with an intraoral sensor and then displays the image on a computer screen that operates in a Windows-based, software environment. These filmless, digital dental radiographic systems, referred to as DR Systems, have practical applications in both human and companion animal dentistry. The Company has developed proprietary application software for use with the sensor. The Company also distributes a computed radiology system, referred to as CR Systems, that utilizes a reusable phosphorus plate and laser scanner in place of x-ray film. The plate can be erased and then re-exposed to capture another image. The CR System is applicable to larger body x-ray examinations.

Medical, Dental and Industrial X-Ray Processors & Accessories

The Company manufactures and distributes a line of freestanding and table top medical, dental and industrial x-ray film processors, commonly referred to as analog systems. These machines are capable of processing or developing films of various sizes. The exposed film is inserted into the Company's equipment and returned to the operator developed, fixed, washed and dried. The equipment can be located either in a dark room site or adapted to a daylight loading system. These units are used for diagnostic x-ray imaging and industrial, non-destructive testing applications.

X-Ray Systems

The Company has the exclusive distribution rights in the North American and Mexican markets for a well established, European-designed intraoral dental x-ray machine and a panoramic/cephalometric dental x-ray machine. The Company also has the North American distribution rights to a Japanese-developed panoramic/cephalometric dental x-ray machine. The x-ray film exposed by all of these units can be developed in the Company's film processors. Alternatively, these x-ray products can be sourced and distributed with a digital, filmless sensor that is compatible with the Company's other digital x-ray products and software.

Veterinary Imaging and Radiographic Systems

The Company manufactures and distributes a line of x-ray and related equipment specifically designed for the veterinary marketplace. These include intraoral x-ray systems, a filmless digital dental radiography system, film processors, dental veterinary film, and a large body CR filmless scanner used in conjunction with general radiographic equipment. In July 2005, the Company was appointed the exclusive worldwide distributor of general-purpose x-ray systems and components specifically designed for all veterinary applications, known in the market under trade names "Universal" and "VetTek." These systems are designed to be either digital or film based and allows the veterinarian to perform either dental or general radiography on companion animals.

Patents and Trademarks

The Company presently holds or has licensed a number of domestic and foreign utility patents, which, the Company believes, are material to the technology used in its products. The Company's intellectual property includes several patents obtained in connection with acquisitions completed in 1997. The Company is not aware of any patents or other intellectual property held by others that conflict with the Company's current product designs. However, there can be no assurance that infringement claims will not be asserted against the Company in the future. Patent applications have been filed where appropriate. The Company owns several domestic and foreign trademarks, which it uses in connection with the marketing of its products, including AFP Imaging, DENT-X, EVA and DIGIVET, among others. The Company believes that these utility patents and trademarks are important to its operations and the loss or infringement by others of or to its rights to such patents and trademarks could have a material adverse effect on the Company. Even with the patent rights in the Company's products, the Company's technology may not preclude or inhibit competitors from producing products that have identical performance as the Company's products.

The Company has agreed to pay a nominal royalty on the domestic sales of its digital dental systems to a third party under a license for the use of the third party's software format for the computer display of such images. The Company also has agreed to pay a royalty to a third party on the worldwide sales of its digital dental sensors, under a license to use certain technology developed and owned by the third party and utilized in the sensor's operations. The Company is dependent to some degree on these third-party licenses, and the loss or inability to replace these licenses could result in increased costs as well as initial delays or reductions in product shipments. The principal technology applied to the construction of the Company's other products may be considered proprietary.

Research and Development

The amounts spent by the Company during each of the Company's last three fiscal years on primary research activities relating to the development of new products and the improvement of existing products, all of which was Company sponsored, are as follows:

Year Ended June 30,		
2005	2004	2003
$435,812	$397,444	$553,991

The Company conducts research and development activities internally, at its Elmsford, New York facility, as well as contracts out certain projects to qualified vendors and external consultants. The Company's research and development efforts and technologies have been enhanced by business acquisitions completed prior to 2001.

The Company's level of research and development spending is discussed further in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Raw Materials

The Company manufactures, assembles, and services its products at its ISO 9001/2000 (International Standards Organization) certified facility in Elmsford, New York. The Company's products are manufactured from parts, components and subassemblies obtained from several unaffiliated suppliers and/or fabricated internally at its manufacturing facility. In most cases, the Company does not utilize any unique procedures, nor does it traditionally have difficulties in obtaining raw materials or processes, in the design and manufacture of its products. The Company does own proprietary designs and tooling to produce the digital x-ray sensors, which are in the physical possession of a Company vendor. Although the Company anticipates that an adequate commercial supply of most raw material parts and components will remain available from multiple sources, the loss of the Company's relationship with a particular supplier could result in some productions delays; however, such a loss is not expected to materially adversely affect the Company's business, as the proprietary design is readily reproducible.

Warranties

The Company generally warrants each of its products against defects in materials and workmanship for a period of one to two years from the date of shipment plus any extended warranty period purchased by the customer, and three years for the digital sensors. The need to fulfill warranty claims by the Company's dealers could have an adverse effect on the Company, by requiring additional expenditures for material and/or labor.

Sales, Marketing and Distribution

The Company's manufactured products are produced domestically and distributed both domestically and internationally to independent dealers and distributors. The Company's products are marketed under the Company's own trade names and are distributed through an extensive network of independent medical, dental, and veterinary dealers. These dealers install and service such products. Other products are imported from foreign suppliers and sold in North America.

The Company conducts worldwide marketing and regional sales management efforts to promote all of its products and brand names. The Company advertises in domestic and international trade journals, provides sales support and literature, prepares technical manuals and conducts customer education and training programs in order to promote its products. In addition, the Company participates in domestic and international trade and clinical shows. The Company also maintains two separate web sites, which provide an easy-to-navigate, on-line information environment, including Company information, product description and extensive technical specifications and information.

Government Regulation

The Company's medical and dental products are subject to government regulation in the United States and certain other countries. The United States Food and Drug Administration ("FDA") regulates the distribution of all equipment used as medical devices. The Company must comply with the procedures and standards established by the FDA and comparable foreign regulatory agencies. The Company believes it has registered all of its applicable medical and dental products with the FDA, and that all of its products and procedures satisfy all the criteria necessary to comply with FDA regulations. The FDA has the right to disapprove the marketing of any medical device that fails to comply with FDA regulations. The Company's manufacturing facility is ISO 9001/2000 certified. Where applicable, the Company's products are Conformite' Europeenne ("CE") certified for sales within the European Union. Any future changes in existing regulations, or adoption of additional regulations, domestically or internationally, which govern devices such as the Company's medical and dental products, have the potential to have a material adverse effect on the Company's ability to market its existing products or to market new products.

The Company is also subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions and manufacturing processes.

International sales of our products are subject to the regulatory agency product registration requirements of each country in which the Company's products are sold. The regulatory review process varies from country to country. The Company typically relies on its distributors in foreign countries to obtain the required regulatory approvals.

Product Liability Exposure

The Company's business involves the inherent risk of product liability claims. The Company currently maintains general product liability insurance as well as an umbrella liability policy, which the Company believes are sufficient to protect the Company from any potential risks to which it may be subject. However, there can be no assurances that product liability insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at a reasonable cost. See Item 3 Legal Proceedings, for further discussion of any outstanding product liability claims.

Seasonal Nature

Historically, the Company's fourth quarter revenues of any fiscal year have been higher than the subsequent first quarter's revenues. This is due to aggressive fourth quarter marketing, followed by lower customer demand in the first fiscal quarter attributed to summer holidays and traditional foreign business closings during July and August. The Company expects net sales and operating results to continue to reflect this seasonality.

Working Capital Practices

The Company believes its practices regarding inventories, receivables or other items of working capital to be typical for the industry involved. On September 21, 2004, the Company renewed its senior secured credit facility (the "Renewed Revolving Credit Loan"), with its existing senior secured lender, for an additional three-year period. The maximum borrowing permitted under the Renewed Revolving Credit Loan is lower than that under the prior credit facility, based on the Company's current requirements. However, the Renewed Revolving Credit Loan has more favorable terms, including a lower interest rate and less stringent reporting requirements, than that under the prior credit facility and gives the Company the ability to borrow on a specific amount of foreign accounts receivable. The Renewed Revolving Credit Loan replaced the existing senior credit facility (the "Original Revolving Credit Loan"). The Renewed Revolving Credit Loan consists of a $2.5 million revolving line of credit, which is secured by all of the Company's inventory, accounts receivable, equipment, officer life insurance policies and proceeds thereof, trademarks, licenses, patents and general intangibles. It is believed that the Renewed Revolving Credit Loan is sufficient to finance the Company's ongoing working capital requirements for the foreseeable future. The Renewed Revolving Credit Loan has an interest rate of 1.375% over the prime rate, currently at 6-3/4%, has a specific formula to calculate available funds based on eligible accounts receivable and inventory, and has certain reporting requirements to the senior secured lender. The Renewed Revolving Credit Loan requires that certain financial ratios and net worth amounts be maintained. The Renewed Revolving Credit Loan provides for increases in the interest rate charged on monies outstanding under specific circumstances.

As of June 30, 2005, the Company was in compliance with all the terms and conditions of its Renewed Revolving Credit Loan, as amended. In connection with the initial closing of the Original Revolving Credit Loan, the Company issued a 5-year warrant to the lender for the purchase of 100,000 shares of the Company's common stock at $.32 per share, subject to adjustment for all subsequent issuances of stock. This warrant expires on September 21, 2006. The Black-Scholes Method was used to value the warrant, and the stock price was based on the stock price the day prior to closing, plus 10%, as stipulated in the Loan and Security Agreement for the Original Revolving Credit Loan.

See Note 4 to the Consolidated Financial Statements and Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operation for further discussion of the revised terms and conditions.

Customers

In the Company's fiscal year ended June 30th 2005 ("Fiscal Year 2005") there were no sales to any one customer, which accounted for 10% or more of the Company's total consolidated sales. In the Company's fiscal year ended June 30th 2004 ("Fiscal Year 2004"), sales of dental imaging equipment to Henry Schein Inc., accounted for approximately 11% of the Company's total consolidated sales. In the Company's fiscal year ended June 30th 2003 ("Fiscal Year 2003"), sales of dental imaging equipment to Henry Schein Inc., and Patterson Dental Supply, each accounted for approximately 11% of the Company's total consolidated sales. Management believes that the loss of any one customer would have an adverse effect on the Company's consolidated business for a short period of time, as the Company seeks new customers.

Backlog Orders

As of June 30, 2005, the Company's backlog of orders for its products was approximately $1,089,500 as compared to $1,192,100 as of June 30, 2004. All of the orders included in the backlog at June 30, 2005 are scheduled for delivery on or before June 30, 2006. Spare part sales are not included in the Company's backlog calculations. In the opinion of the Company, fluctuations in the backlog and its size at any given time are not necessarily indicative of intermediate or long-term trends in the Company's business. Much of the Company's backlog can be canceled or the delivery dates of orders can be accelerated or extended without penalty. Delivery of capital equipment is frequently subject to changing budget conditions of medical institutions and end user clinical practitioners, which can vary significantly between fiscal periods.

Government Contracts

The Company did not fulfill any significant contracts in Fiscal Years 2005, 2004 and 2003 with the United States Government that were material to the Company's consolidated business. The Company's policy is to be responsive to all governmental Requests for Quotations (RFQ), which can be fulfilled by items within the scope of the Company's product lines.

Competition

The Company's products utilize mechanical, as well as analog and digital electronic technologies. The Company is subject to both foreign and domestic competition. The competition is characterized by significant investment in research and development of new technologies, products and services. Some competitors are well established in the film processor manufacturing and distribution businesses and may have greater financial, distribution resources and facilities than the Company. With respect to all of its products, the Company competes on the basis of price, features, product quality, applications, engineering, promptness of delivery and customer service. The Company purchases certain products from others for resale on an exclusive or non-exclusive basis, which may be subject to competition from other independent distributors.

The Company also competes in the dental imaging market on the basis of its proprietary and patented technologies. Certain competitors have significant or greater resources and revenues in electronic digital imaging technologies and expertise in software development utilized in dental imaging products.

The market for technology professional services is intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition not only to persist, but also to increase. Competition may result in price reductions, reduced margins and loss of market share. The market for the Company's goods and services is rapidly evolving and is subject to continuous technological change. As a result, the Company's competitors may be better positioned to address these developments or may react more favorably to these changes.

While the Company believes its products are competitive in terms of capabilities, quality and price, increased competition in the marketplace could have an adverse effect on the Company's business and, recent business mergers and acquisitions may have potentially adversely affect the Company's business. Many of the Company's competitors are much larger with significantly greater financial, sales, marketing and other resources than those of the Company. There can be no assurance that these competitors are not currently developing or will attempt to develop new products that are more effective than those of the Company or that might render the Company's products noncompetitive or obsolete. No assurances can be given that the Company will be able to compete successfully with such competitors in the future.

Environmental

The Company believes it is in compliance with the current laws and regulations governing the protection of the environment and that continued compliance would not have a material adverse effect on the Company or require any material capital expenditures. Compliance with local codes for the installation and operation of the Company's products is the responsibility of the end user, or the dealer who independently provides installation services. See Item 3 Legal Proceedings, for further discussion of an environmental claim in which the Company is involved.

Employees

As of June 30, 2005, the Company employed 84 people on a full-time basis. The Company has no collective bargaining agreements and considers its relationship with its employees to be satisfactory.

d) Financial Information about Foreign and Domestic Operations and Export Sales

Financial information related to foreign and domestic operations and export sales for the last three fiscal years is as follows:

	FY 2005		FY 2004		FY 2003	
Domestic sales	$18,858,056	82%	$16,733,360	84%	$15,111,108	84%
Export and foreign sales	$4,277,007	18%	$3,099,550	16%	$2,932,560	16%
Domestic operating income	$1,354,617		$1,466,228		$1,395	
Foreign operating loss	-		($12,600)		($1,940)	

Assets used in the manufacture of export sales are integrated with the other assets of the Company.
The Company liquidated its foreign subsidiary in September 2003.

Item 2. Properties

The Company's sole executive offices and manufacturing facility are located in Elmsford, New York. This facility, which comprises approximately 47,735 square feet, is subject to a lease expiring on December 31, 2009 with a current rental of $525,085 per year, through the lease term, plus increases for real estate taxes, utility costs and common area charges. The Company believes its facility is well maintained, in good operating condition and sufficient to meet the Company's present and anticipated needs.

Item 3. Legal Proceedings

The Company is a defendant in an environmental claim relating to property in New Jersey owned by the Company between August 1984 and June 1985. This claim relates to the offsite commercial disposition of trash and waste in a landfill in New Jersey. The Company maintains that its waste materials are of a general commercial nature. This claim was originally filed in 1998 by the federal government in United States District Court and the State of New Jersey, citing several hundred other third-party defendants. The Company (through its former subsidiary, Kenro Corporation) was added, along with many other defendants, to the suit. The Company's claimed liability was potentially assessed by the plaintiff at $150,000. The Company has joined, along with other involved companies, in an alternative dispute resolution (ADR) process for smaller claims. No potential cost to the Company has been assessed on this claim; however, the Company has accrued $75,000 which represents the Company's potential liability, net of the Company's insurance carrier's agreed upon contribution towards a potential settlement. The Company does not expect to receive any further information until a status conference is held in mid-October 2005. The Company cannot, at this time, assess the amount of liability above its accrued amount, if any, that could result from any adverse final outcome of this environmental complaint.

On December 6, 2004, the Company reached an agreement as to the parameters of a settlement, which was finalized on February 8, 2005 and paid on February 18, 2005 relating to a separate environmental claim filed in 2001 as a civil complaint by the current owners of the same property owned by the Company between August 1984 and June 1985. This claim was filed in the Superior Court of New Jersey, Morris County, and alleged that the Company's discontinued graphic art camera subsidiary had contaminated a portion of the site during its manufacturing process prior to 1985. The Settlement included a Release and Indemnification as well as a Stipulation of Dismissal with Prejudice. The Company paid $325,000, which represented the Company's entire liability under this settlement offer, net of the Company's insurance carrier's agreed upon contribution towards the total and final settlement,

The Company's insurance carrier has agreed to equally share with the Company the defense costs incurred for both of the environmental claims since September 2001.

The Company is a defendant (with several other parties) in a product liability insurance action, which was filed in May 2005 in the Superior Court in Hartford, Connecticut. The plaintiff, through their insurance company, claims that the Company's equipment caused a fire on the plaintiff's premises in May 2003. The complaint seeks unspecified compensatory damages. The Company maintains that their equipment was not the cause of the fire or the resultant damage. The Company's insurance carriers, and their attorneys, are assisting in the Company's defense in this matter. The Company does not believe that the final outcome of this matter will have a material adverse effect on the Company.

From time to time, the Company is party to other claims and litigation arising in the ordinary course of business. The Company does not believe that any adverse final outcome of any of these matters, whether covered by insurance or otherwise, would have a material adverse effect on the Company.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of Fiscal Year 2005.

Part II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

a) Market Information

The Company's Common Stock, par value $.01 per share, is the only class of the Company's common equity securities outstanding and is traded on the OTC Bulletin Board (Symbol "AFPC"), maintained by the NASD Inc. The following table, based on information supplied by Commodity Systems Inc., shows the range of the closing high and low bid information for the Company's Common Stock for each quarterly period during the Company's last two fiscal years. These prices reflect inter-dealer prices and do not include retail markups, markdowns or commissions, and may not represent actual transactions.

Quarter ended	High Bid	Low Bid	Quarter ended	High Bid	Low Bid
September 30, 2003	$.32	$.14	September 30, 2004	$1.85	$1.21
December 31, 2003	.74	.25	December 31, 2004	1.51	1.11
March 31, 2004	1.19	.64	March 31, 2005	1.70	1.12
June 30, 2004	1.64	1.02	June 30, 2005	2.25	1.40

The market for the Company's Common Stock is highly volatile and the trading price of the Common Stock could widely fluctuate in response to numerous factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market price for the securities of many companies, which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

b) Holders

As of September 15, 2005, the closing bid price for the Company's Common Stock, as reported on the OTC Bulletin Board, was $2.10, and there were 319 shareholders of record of the Common Stock. The Company estimates, based on surveys conducted by its transfer agent in connection with the Company's 2004 Annual Meeting of Shareholders, that there are approximately 1,400 beneficial holders of the Common Stock.

c) Dividends

No cash dividends have been declared on the Company's Common Stock to date and the Company anticipates that any earnings will be retained for use in the Company's business for the foreseeable future. The Company currently is prohibited from paying cash dividends on its Common Stock under the terms and conditions of its Renewed Revolving Credit Loan. The Company currently does not have a set policy with respect to payment of dividends. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and other relevant factors.

d) Securities authorized for issuance under equity compensation plans

The following table sets forth as of June 30, 2005:

- the number of shares of the Company's Common Stock issuable upon exercise of outstanding options, warrants and rights, separately identified by those granted under equity incentive plans approved by the Company's shareholders and those granted under plans, including individual compensation contracts, not approved by the Company's shareholders (column A),
- the weighted average exercise price of such options, warrants and rights, also as separately identified (column B), and
- the number of shares remaining available for future issuance under such plans, other than those shares issuable upon exercise of outstanding options, warrants and rights (column C).

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	948,400	$.76	1,114,500
Equity compensation plan not approved by security holders	0	0	0
Total	948,400	$.76	1,114,500

(1) The equity compensation plans approved by the security holders are the Company's 2004 Equity Incentive Plan, 1999 Stock Option Plan and the 1995 Stock Option Plan, as amended, which expires this year.

Item 6. Selected Financial Data as of and for the Years Ended June 30, 2005, 2004, 2003, 2002 and 2001.

See inside front cover for this data.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Capital Resources and Liquidity

The Company's working capital increased by approximately $1,764,600 between Fiscal Year 2005 and Fiscal Year 2004. This increase is principally due to internally generated funds with corresponding reductions in the revolver debt, an increase in the current deferred tax asset and increases in accounts payable, offset by scheduled payments on the subordinated debt and increases in inventory and accounts receivable. The Company used the current availability from the revolving line of credit to make the required principal payments on the two subordinated notes and income from operations to reduce the principal amount of the revolver debt. The Company is current on all of its principal payments.

The Company's higher sales in Fiscal Year 2005 have increased cash collections and profits. This cash has been used to reduce debt whenever possible. A small percentage increase in customers using national credit cards has expedited the collection process. The Company is continuing to increase its finished goods inventory levels, so as to better satisfy worldwide customer demand. The Company has not changed its payment policies available to its significant vendors.

On September 21, 2004, the Company renewed its senior secured credit facility (the "Renewed Revolving Credit Loan") with its existing senior secured lender for an additional three-year period. The Renewed Revolving Credit Loan replaced the existing senior credit facility (the "Original Revolving Credit Loan").The maximum borrowing permitted under the Renewed Revolving Credit Loan is lower than that under the prior credit facility, based on the Company's current requirements. However, the Renewed Revolving Credit Loan has more favorable terms, including a lower interest rate and less stringent reporting requirements, than that under the Original Revolving Credit Loan and gives the Company the ability to borrow on a specific amount of foreign accounts receivable The Renewed Revolving Credit Loan consists of a $2.5 million revolving line of credit, which is secured by all of the Company's inventory, accounts receivable, equipment, officer life insurance policies and proceeds thereof, trademarks, licenses, patents and general intangibles. It is believed that the Renewed Revolving Credit Loan is sufficient to finance the Company's ongoing working capital requirements for the foreseeable future. The Renewed Revolving Credit Loan has an interest rate of 1.375% over the prime rate, currently at 6-3/4 % (6-1/4 % as of June 30, 2005), has a specific formula to calculate available funds based on eligible accounts receivable and inventory, and has certain reporting requirements to the senior secured lender. The Renewed Revolving Credit Loan also requires that certain financial ratios and net worth amounts be maintained by the Company. The Renewed Revolving Credit Loan provides for increases in the interest rate charged on monies outstanding under specific circumstances. As of June 30, 2005, the principal amount outstanding under the Renewed Revolving Credit Loan was $452,363.

As of June 30, 2005, the Company was in compliance with all the terms and conditions of the Renewed Revolving Credit Loan, as amended.

In connection with the Original Revolving Credit Loan, the Company issued a 5-year warrant to the lender for the purchase of 100,000 shares of the Company's common stock at $.32 per share, subject to adjustment for all subsequent issuances of stock. This warrant expires on September 21, 2006. The Black-Scholes option pricing method was used to value the warrant, and the stock price was based on the stock price the day prior to closing, plus 10%, as stipulated in the Loan and Security Agreement for the Original Revolving Credit Loan.

Included in debt is a subordinated promissory note related to a prior dental company acquisition. As of June 30, 2005, the outstanding principal amount of this note totals $222,222, and the entire amount has been classified as a current liability as it is scheduled to be repaid in full within Fiscal Year 2006. The Company is current on all principal and interest payments due the note holder. A second subordinated promissory note, related to a different prior acquisition, was repaid in full in Fiscal Year 2005.

The Company's historical operating cash flows have been positive; however, the Company is dependent upon the Renewed Revolving Credit Loan to finance its ongoing operations. The Company expects its working capital requirements will continue to be financed by operations and from borrowings on the Renewed Revolving Credit Loan. It is believed that the Renewed Revolving Credit Loan is sufficient to finance the Company's ongoing working capital requirements for the foreseeable future. The Company currently believes that there are no significant trends, demands, commitments or contingencies, other than an unexpected material adverse conclusion to the ongoing environmental litigation case, which are reasonably likely to result in a significant increase or decrease in its liquidity or capital resources within the foreseeable future. As of June 30, 2005, the Company had available $1,348,234 of unused credit under the Renewed Revolving Credit Loan. As of September 16, 2005, the Company had available $1,141,814 of unused credit under the Renewed Revolving Credit Loan. No assurances can be given that the Company will have sufficient cash flow in the long term.

Capital expenditures for Fiscal Year 2005 were approximately $176,981, consisting mainly of several tooling, foundry and test equipment expenditures related to the design, development and production of the new imaging products; costs relating to improvements to the Company's network and email servers, new computer equipment for the sales personnel, the purchase of a new modular trade show booth for national dental trade show exhibitions, and other appropriate replacements in the normal course of operations. The Company expects to continue to finance any future capital requirements principally from internally generated funds. The total amount of capital expenditures was limited under the Original Revolving Credit Loan, and continues to be limited under the Renewed Revolving Credit Loan. However, such terms can be waived by the senior secured lender when needed. The Company was in compliance with this requirement as of June 30, 2005.

The Company has made a concerted effort during Fiscal Year 2005 to have sufficient quantity of finished goods inventory available so as to be able to quickly fulfill customer demands. That, combined with the anticipated increase in sales levels in Fiscal Year 2006, has resulted in an increase in inventory levels, accounts payable and accrued expenses as at June 30, 2005 compared to the inventory levels, accounts payable, and accrued expenses at June 30, 2004. The Company also prepared for the extended European summer holiday, when foreign vendors usually limit their shipments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet financing arrangements or interests in so-called special purpose entities.

Results of Operations

The Company's quarterly operating results may fluctuate depending on a variety of factors, many of which are not in the Company's control, including but not limited to:

- Demand for products and services,
- The level of product, price and service competition,
- Changes in product mix, which could affect profit margins,
- Federal, state or local government regulations,
- Consumer trends,
- Capital spending budgets of customers,
- General economic conditions specific to the Company's industry.

Fiscal 2005 vs. Fiscal 2004

Sales increased approximately $3,302,200 or 16.6%, between Fiscal Year 2004 and Fiscal Year 2005. Approximately 57% of this increase is attributable to the continued sales growth of the Company's digital products in both the domestic and international marketplaces. X-ray sales increased approximately 28% in the current fiscal year, due to the introduction of new products or product enhancements. The balance of the increase in sales is mainly attributable to x-ray processor sales, chemistry and the introduction into the veterinary market of a CR filmless scanner used in conjunction with general radiographic equipment. The Company's international sales increased 38%, mostly in the dental sector, due to sales of the new products.

Gross profit as a percent of sales stayed relatively constant between Fiscal Year 2004 and Fiscal Year 2005; however, the detail between material costs and labor and overhead costs showed differences. Material costs, as a percent of sales, increased 1.0 percentage points, mainly due to the strength of the euro related to the dollar, which was offset by production improvements in other new products and price increases implemented in the third quarter for some of the imported products. Labor and overhead costs increased $213,000 due to the significantly higher sales volumes in the current fiscal year. However, the relative percentage points for labor and overhead costs decreased 1.1 percentage points due to the higher sales base.

Selling, general, and administrative costs increased approximately $1,351,800 or 23.3%, between Fiscal Year 2004 and Fiscal Year 2005. This increase is due to several different factors: (1) as of December 31, 2004, the Company had recorded a total of $305,000 of G&A costs which included associated legal and settlement fees related to two separate environmental lawsuits (one of which was settled in February 2005), (2) marketing and sales costs increased by approximately $843,000 in the current fiscal year due to the Company aggressively pursuing various sales opportunities in both the domestic and international markets, including increased travel costs, attendance at several national and regional clinical exhibitions, additional advertising, and increased operating costs, (3) consulting costs related to exploring various acquisition opportunities increased in the current fiscal year, and (4) increased variable general operating costs associated with the 16% increase in sales. The Company anticipates continuing to evaluate acquisition opportunities and therefore may continue to incur related consulting costs in the future. Such costs relating to acquisition opportunities may vary significantly between fiscal periods depending on the extent of acquisition activities.

Research and development costs increased slightly, by approximately $38,400 or 9.7%, between Fiscal Year 2004 and Fiscal Year 2005. The Company continues to invest in the design, development and refinement of new digital imaging products, as well as to invest in sustaining engineering and related costs for existing products. Research and development costs may fluctuate between fiscal periods, due to changing research and development consulting requirements, initiation or completion of certain project tasks, and market demands.

Interest expense, net decreased by approximately $31,700 or 20.2% between Fiscal Year 2004 and Fiscal Year 2005. A subordinated note was repaid as of December 2004, and the other subordinated note had a lower principal amount and slightly lower interest rate (based on the LIBOR rate of borrowing) in the current fiscal year. The average revolving credit loan balance in Fiscal Year 2005 was approximately $26,000 less than the average in Fiscal Year 2004; however, the prime rate of borrowing, upon which interest rates for the revolving credit loan is based, was slightly higher.

A deferred income tax benefit of approximately $680,000 resulted from a decrease in the Company's valuation allowance against its deferred tax asset and was recorded in the third and fourth quarters of Fiscal Year 2005. The deferred tax asset primarily relates to losses reported in prior years. The Company believes it is likely that it will utilize a portion of these prior year net operating loss carry forwards, based on the Company's recent strong earnings history. As a result, net income for Fiscal Year 2005 was $680,000 ($.07 per diluted share) higher than would have been reported if such tax benefit had not been recorded. The remaining balance of the tax benefit recorded for Fiscal Year 2005, includes federal and state income and capital taxes, and related refunds and credits received. The Company's income tax benefit for Fiscal Year 2004 primarily reflect certain state capital taxes and federal alternative tax. The Fiscal Year 2004 tax benefit also reflects the realization of net operating losses previously subject to valuation allowances, which offset federal and state income tax provisions.

Fiscal 2004 vs. Fiscal 2003

In June 2003, management developed a significant cost reduction program, which was implemented effective July 2003. This program reduced overhead costs, both direct and non-direct, and payroll and related costs by over $500,000. These reductions included elimination of non-productive product lines, a 7% decrease in the work force, and numerous cost cutbacks throughout the Company. Management reviewed all significant cost centers and eliminated or reduced many major expenses, including payroll and related benefit costs, communication, and travel and entertainment. Management will continue to monitor and control the level of discretionary spending. In Fiscal Year 2004, the Company reorganized its marketing/sales department resulting in increased operating efficiencies. Management was able to significantly increase sales with only a modest increase in total expenditures. Management continues to search for and develop new products that satisfy its niche markets in medical, dental and veterinary diagnostic imaging.

The Company began shipments of its new digital dental sensor, "EVA" ®, in November 2002 to international dealers and distributors. The Company received FDA clearance for the EVA sensor in March 2003, which permitted the Company to begin to market and distribute the product domestically. This digital sensor can also be used in veterinary dental applications. The Company is continuing to develop its sensors, accessories and related software, and anticipates both domestic and international growth in this product line.

Sales increased approximately $1,789,200 or 10% between Fiscal Year 2004 and Fiscal Year 2003. A significant portion of this increase is attributable to the introduction of the Company's digital products to the domestic marketplace. Medical product sales, including veterinary products, showed an increase of $970,000. Dental product sales, including digital products, increased approximately $820,000, both domestically and internationally. The Company's analog products stayed relatively constant throughout the two periods. International sales increased approximately 6% in Fiscal Year 2004 compared to Fiscal Year 2003, mainly in dental equipment sales.

Gross profit as a percent of sales increased 4.4 percentage points between the Fiscal Year 2004 and Fiscal Year 2003. All product lines showed improvements in their margins, due to increased operating efficiencies. The product mix between manufactured and distributor goods stayed relatively constant between the two fiscal years. Labor and overhead costs, which are included in cost of sales, were approximately $240,000 lower and or 2.7 percentage points lower as a percent of sales in Fiscal Year 2004 compared to Fiscal Year 2003, due to the above-mentioned cost reductions.

Selling, general, and administrative costs increased approximately $178,500 or 3.2%, between Fiscal Year 2004 and Fiscal Year 2003. Most of this increase is attributable to a 7% increase in marketing/selling costs to promote the new digital sensor and the veterinary imaging products, including advertising and attendance at several more exhibition shows, offset by the results of the Company's cost reduction program developed in June 2003. Additionally, the Company increased its reserve on the environmental litigation related to the property in New Jersey, based upon the advice of their expert counsel in this matter.

Research and development costs decreased, approximately $156,500 or 28.3% between the Fiscal Year 2004 and Fiscal Year 2003. This decrease is mainly attributable to the timing of expenditures relating to the Company's continued investment in the design, development and refinement of its new imaging products as well as the completion of several engineering projects and the introduction of these products into commercial use. The Company continues to invest in sustaining engineering and related costs for its existing products. Research and development costs are expected to continue to fluctuate between reporting periods.

Interest expense, net, decreased by approximately $49,900 or 24.1%, between Fiscal Year 2004 and Fiscal Year 2003 primarily due to several factors. There was approximately $566,000 less in average monthly revolving credit borrowings for the current year; the prime rate of borrowing, upon which interest rates for all senior debt is based, was slightly lower in the current period; and the LIBOR rate of borrowing, upon which a subordinated note is based was significantly lower in the current period.

The income tax benefit for Fiscal Year 2004 and the income tax provision for Fiscal Year 2003 primarily reflect certain state capital taxes and federal alternative tax. In Fiscal Year 2004, the Company realized net operating losses previously subject to valuation allowances to offset federal and state income tax provisions. In Fiscal Year 2003, no tax benefit was recognized for the losses incurred.

In Fiscal Year 2003, in compliance with the FASB SFAS No. 142, "Goodwill and Other Intangible Assets," the Company reviewed its remaining goodwill, which related to the Swedish dental acquisition in April 1997, and determined that, under the revised accounting valuation rules, such goodwill had significantly diminished in value. Therefore, in compliance with SFAS No. 142, the Company took a one-time charge of $1,297,069 to completely write-off the goodwill associated with this acquisition. As the Company no longer has any goodwill, management does not expect that future compliance with SFAS No. 142 will have a material effect on the Company's financial position or results of operation, except for any potential future acquisitions involving goodwill or other intangible assets.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. These estimates and assumptions are evaluated on an ongoing basis based on historical internal operations, industry trends and conditions, market conditions and other information that management believes to be reasonable or applicable under the circumstances. There can be no assurances that actual results of operations will be consistent with management's estimates and assumptions, and that reported results of operations will not be adversely affected by the requirement to make accounting adjustments to reflect changes in these estimates from time to time. The following policies are those that management believes to be the most sensitive to estimates and judgments.

Revenue Recognition

The Company recognizes revenue for both its domestic and international sales when products are shipped and title passes to the customer. The Company includes shipping and handling costs as a component of cost of sales.

Accounts Receivable

The Company reports accounts receivable net of reserves for doubtful accounts. Credit is extended to worldwide distributors on varying terms between 30 and 90 days. The reserve for doubtful accounts is management's best estimate of the amount of probable credit losses in the Company's existing accounts receivable and is based upon continual analysis of the accounts receivable aging including credit risk of specific customers, historical trends and other related information. The Company writes off accounts receivable when they become uncollectible. There have been no significant changes in the computation methodology of the reserve for doubtful accounts in the past three years and the Company has not had significant bad debt write-offs in the past few years. The allowance for doubtful accounts is based on the Company's analysis of aged accounts receivable. Management believes that any potential risk associated with the estimate of reserve for doubtful accounts is therefore limited.

Inventories

Inventories, which include material and a small component of work-in-process labor and overhead, are stated at the lower of cost (first in, first out) or market (net realizable value). The Company uses a standard cost accounting system in conjunction with an actual perpetual system to properly account for, control and maintain the movement of all inventory components. The Company has established inventory reserves based on inventory estimated to be obsolete, slow moving, or unmarketable due to changing technological and/or market conditions. If actual market and technical conditions are less favorable than those anticipated, additional inventory reserves would be required. There have been no significant changes in the computation methodology of the reserves for inventory in the past three years.

Warranties

The Company records a liability for an estimate of costs that it expects to incur under its limited warranty based on revenues. Various factors affect the Company's warranty liability, including (1) number of units sold, (2) historical rates of claims, (3) anticipated rates of claims, as well as (4) costs per claim. The Company periodically assesses the adequacy of its warranty liability based on changes in these factors.

In March 2005, the Company began to include an extended warranty with its digital sensors. The Company will monitor the rate and costs of claims and review the adequacy of its warranty liability and make any changes as necessary. If the Company experiences significant increased warranty claims or activity, the warranty reserve will be increased, resulting in decreased gross profit.

Stock-based Compensation

Stock based compensation is accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Effective July 1, 2005, the Company will begin to account for stock based compensation under Financial Accounting Standards Board Statement No. 123R, Share-Based Payment. Approximately $48,000 of stock-based employee compensation cost is included in net income for Fiscal Year 2005, as certain options were granted at an exercise below market value on the date of grant. The Company determines the fair value of options based on the Black-Scholes model, which is based on specific assumptions including (1) expected life of the option, (2) risk free interest rates, (3) expected volatility and (4) expected dividend yield.

Deferred Tax Asset and Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets reflect the tax rates expected to be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to reduce its tax asset when it is more likely than not that a portion of the amount may not be realized. The Company estimates its valuation allowance based on an estimated forecast of its future profitability. Any significant changes in future profitability resulting from variations in future revenues or expenses could affect the valuation allowance on its deferred tax asset and operating results could be affected; accordingly, deferred income tax benefits aggregating approximately $680,000 resulting from a decrease in the Company's valuation allowance against its deferred tax asset were recorded in the third and fourth quarters of Fiscal 2005. The deferred tax asset primarily relates to losses reported in prior years. The Company believes it is likely that they will utilize a portion of these prior year net operating loss carryforwards, based on the Company's current strong earnings history. In reviewing the valuation allowance, the Company has considered future taxable income and has determined that it is more likely than not that a portion of the deferred tax asset will be realized. Changes in these circumstances, such as an increase or decline in estimated future taxable income would result in a re-valuation of the valuation allowance.

Litigation and Contingencies

The Company is party to lawsuits arising out of its respective operations. The Company records a liability when it is probable and can be reasonably estimated. The Company believes it has properly estimated in the past; however, court decisions and/or other unforeseen events could cause liabilities to be incurred in excess of estimates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's earnings and cash flows are subject to changes in interest rates (short-term prime based interest rates and the 12-month LIBOR rate) primarily from its borrowings under its senior and subordinate debt. The Company does not believe that it is materially exposed to changes in interest rates; as at June 30, 2005 there was approximately $674,600 in total debt outstanding. The Company does not currently use interest rate derivative instruments to manage exposure to interest rate changes.

The Company's earnings and cash flows are subject to foreign currency exchange rate risk, specifically the Euro/Dollar and the Yen/Dollar. The Company does not believe that it is materially exposed to foreign currency exchange rate risk due to the volume of purchases in foreign currency relative to purchases in US dollars; however, the relative strength of the Dollar to the Euro or to the Yen does affect the Company's gross profit. The Company continuously monitors all changes in foreign currency and may adjust its pricing to customers to reflect these changes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
AFP Imaging Corporation

We have audited the accompanying consolidated balance sheets of AFP Imaging Corporation and Subsidiaries (the "Company") as of June 30, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AFP Imaging Corporation and Subsidiaries as of June 30, 2005 and 2004 and the results of their operations and their cash flows for the years then ended, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



GOLDSTEIN GOLUB KESSLER LLP
New York, New York

August 16, 2005

PREDECESSOR AUDITOR'S REPORT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AFP Imaging Corporation
We have audited the accompanying consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows of AFP Imaging Corporation (a New York Corporation) for the year ended June 30, 2003. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of AFP Imaging Corporation for the year ended June 30, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, on July 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

Stamford, Connecticut
August 25, 2003



AFP IMAGING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

June 30,	2005	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 331,009	$ 331,993
Accounts receivable, less allowance for doubtful accounts of $90,000 and $95,000, respectively	2,704,136	2,503,760
Inventories	3,921,383	2,704,009
Prepaid expenses and other current assets	89,069	267,380
Deferred income taxes	680,000	-
Total current assets	7,725,597	5,807,142
Property and Equipment, net of accumulated depreciation of $1,234,305 and $1,114,540, respectively	388,738	388,271
Other Assets	39,061	49,482
Total Assets	$ 8,153,396	$ 6,244,895
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 674,585	$1,451,094
Accounts payable	1,339,251	922,499
Accrued expenses	1,361,514	847,923
Total current liabilities	3,375,350	3,221,516
Long-term Debt	-	222,223
Deferred Rent	115,415	135,760
Total liabilities	3,490,765	3,579,499
Commitments and Contingencies		
Shareholders' Equity:		
Preferred stock - $.01 par value; authorized 5,000,000 shares, none issued	-	-
Common stock - $.01 par value; authorized 30,000,000 shares, issued and outstanding 9,407,717 and 9,270,617 shares at June 30, 2005 and June 30, 2004, respectively	94,077	92,710
Common stock warrants	19,800	19,800
Paid-in capital	11,641,821	11,545,883
Accumulated deficit	(7,093,067)	(8,992,997)
Total shareholders' equity	4,662,631	2,665,396
Total Liabilities and Shareholders' Equity	$ 8,153,396	$ 6,244,895

See Notes to Consolidated Financial Statements

AFP IMAGING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended June 30,	2005	2004	2003
Net sales	$ 23,135,063	$19,832,910	$18,043,668
Cost of sales	14,189,096	12,178,072	11,864,995
Gross profit	8,945,967	7,654,838	6,178,673
Selling, general and administrative expenses	7,155,537	5,803,766	5,625,227
Research and development expenses	435,813	397,444	553,991
Operating income (loss)	1,354,617	1,453,628	(545)
Interest expense, net of interest income	125,358	157,015	206,878
Income (loss) before provision (benefit) for income taxes	1,229,259	1,296,613	(207,423)
Provision (benefit) for income taxes	(670,671)	(48,854)	10,915
Income (loss) before cumulative effect of change in accounting principle	1,899,930	1,345,467	(218,338)
Cumulative effect of change in accounting principle	-	-	(1,297,069)
Net income (loss)	$ 1,899,930	$ 1,345,467	$ (1,515,407)
Income (loss) per share before cumulative effect of change in accounting principle:			
Basic	$ .20	$ .15	$ (.02)
Diluted	$ .19	$ .14	$ (.02)
Net income (loss) per common share:			
Basic	$ .20	$ .15	$ (.16)
Diluted	$ .19	$ .14	$ (.16)

See Notes to Consolidated Financial Statements

AFP IMAGING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years ended June 30, 2003, 2004 and 2005

	Comprehensive Income (Loss)	Common Stock	Common Stock Warrants	Paid-in Capital	Accumulated Deficit	Foreign Currency Translation Adjustment	Total
Balance June 30, 2002	-	$92,710	$19,800	$11,545,883	$ (8,823,057)	$(12,619)	$ 2,822,717
Foreign currency translation adjustment	$ 1,470	-	-	-	-	1,470	1,470
Reclassification adjustment	11,149	-	-	-	-	11,149	11,149
Net loss	(1,515,407)	-	-	-	(1,515,407)	-	(1,515,407)
Comprehensive loss	$ (1,502,788)						
Balance June 30, 2003		92,710	19,800	11,545,883	(10,338,464)	-	1,319,929
Net income	1,345,467	-	-	-	1,345,467	-	1,345,467
Balance June 30, 2004		92,710	19,800	11,545,883	(8,992,997)	-	2,665,396
Issuance of 137,100 shares of common stock in connection with the exercise of stock options		1,367	-	47,938	-	-	49,305
Issuance of 100,000 stock options below market price		-	-	48,000	-	-	48,000
Net income	$ 1,899,930	-	-	-	1,899,930	-	1,899,930
Balance June 30, 2005		$94,077	$19,800	$11,641,821	$ (7,093,067)	$ - 0 -	$ 4,662,631

See Notes to Consolidated Financial Statements

AFP IMAGING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended June 30,	2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	$1,899,930	$ 1,345,467	$(1,515,407)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Issuance of stock options below market price	48,000	-	-
Depreciation and amortization	218,682	159,823	202,685
Loss on disposal of property and equipment	-	11,685	-
Cumulative effect of change in accounting principle	-	-	1,297,069
Reclassification of translation adjustments included in net loss	-	-	11,149
Provision for losses on accounts receivable	38,454	5,989	49,344
Deferred income taxes	(680,000)	-	-
Change in assets and liabilities:			
(Increase) decrease in accounts receivable	(238,830)	(260,268)	179,368
(Increase) decrease in inventories	(1,217,374)	(222,005)	334,069
(Increase) decrease in prepaid expenses and other current assets	178,311	(168,288)	41,499
Decrease (increase) in other assets	(31,747)	53,391	64,419
Increase (decrease) in accounts payable	416,752	6,171	(359,986)
(Decrease) increase in accrued expenses	513,591	(78,819)	158,058
(Decrease) Increase in deferred rent	(20,345)	27,389	-
Net cash provided by operating activities	1,125,424	880,535	462,267
Cash flows from investing activities:			
Purchases of property and equipment	(176,981)	(107,512)	(221,154)
Cash flows from financing activities:			
Borrowing of debt	-	-	226,838
Repayments of debt	(998,732)	(1,099,168)	(327,777)
Exercise of common stock options	49,305	-	-
Net cash used in financing activities	(949,427)	(1,099,168)	(100,939)
Exchange rate effects on cash and cash equivalents	-	-	1,470
Net increase (decrease) in cash and cash equivalents	(984)	(326,145)	141,644
Cash and cash equivalents at beginning of year	331,993	658,138	516,494
Cash and cash equivalents at end of year	$ 331,009	$ 331,993	$ 658,138
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 132,441	$ 161,266	$ 213,040
Income taxes	$ 24,701	$ 13,528	$ 19,702

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

AFP Imaging Corporation, together with its subsidiaries (the "Company"), was organized on September 20, 1978 under the laws of the State of New York. The Company is engaged in the business of designing, developing, manufacturing and distributing equipment for generating, capturing and/or producing medical and dental diagnostic images through electronic technologies as well as the chemical processing of photosensitive materials. These products are used by medical, dental, veterinary and industrial professionals. The Company's products are distributed to worldwide markets, under various brand names, through a network of independent and unaffiliated dealers.

In September 2003, the Company completely dissolved two of its wholly owned subsidiaries: LogEtronics Corporation and Regam Medical Systems AB. The Company sold selected assets of its graphic arts business in July 2001, which had been distributed through LogEtronics Corporation. Upon completion of the transfer of the manufacturing operations to the United States, the Company, in accordance with Swedish law, dissolved Regam Medical Systems AB.

The consolidated financial statements include AFP Imaging Corporation and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue is recognized by the Company when products are shipped and title passes to the customer. The Company includes shipping and handling costs as a component of cost of sales.

Cash and cash equivalents include deposits with original maturities of three months or less.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

Inventories, which include material, labor and manufacturing overhead, are stated at the lower of cost (first-in, first-out) or market (net realizable value).

Machinery and equipment are depreciated using straight-line and accelerated methods over their estimated useful lives, ranging from three to seven years. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the term of the lease.

Research and development costs are charged to expense as incurred. These costs are incurred in connection with the design and development of the Company's products.

Advertising costs, included in selling, general and administrative costs, are charged to expense as incurred and were approximately $185,300, $102,600 and $56,200 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

The Company has elected, in accordance with the provisions of SFAS No. 123, to apply the current accounting rules under APB Opinion No. 25 and related interpretations in accounting for stock options and, accordingly, is presenting the disclosure-only information as required by SFAS No. 123. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date, in accordance with SFAS No. 123, the Company's net income (loss) and net income (loss) per common share would approximate the pro forma amounts shown in the following table:

June 30,	2005	2004	2003
Net income (loss), as reported	$ 1,899,930	$1,345,467	$(1,515,407)
Deduct:			
Stock compensation expense determined under fair-value-based method for all awards, net of related tax effect	(151,884)	(231,815)	(2,766)
Pro forma net income (loss)	$ 1,748,046	$1,113,652	$(1,518,173)
Basic net income (loss) per share, as reported	$ .20	$ .15	$ (.16)
Basic net income (loss) per share, pro forma	$ .19	$ .13	$ (.16)
Diluted net income (loss) per share, as reported	$ .19	$ .14	$ (.16)
Diluted net income (loss) per share, pro forma	$ .18	$ .12	$ (.16)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions for grants in fiscal 2005, 2004 and 2003: dividend yield of 0%; expected volatility of 80%, 79% and 155% respectively; expected life of five to ten years; and risk-free interest rate ranging from 3.09% to 4.79%.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004) *Share-Based Payment* ("SFAS No. 123R"), which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on the fair value of the equity or liability instruments issued. The Company currently discloses pro forma compensation expense quarterly and annually by calculating the stock option grants' fair value using the Black-Scholes option pricing model and disclosing the impact on net income and net income per share in a note to the consolidated financial statements. Upon adoption, pro forma disclosure will no longer be an alternative. The table above reflects the estimated impact that the use of fair value accounting would have had on our net income and net income per share if it had been in effect during the year ended June 30, 2005. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under the current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company will begin to apply SFAS No. 123R using the most appropriate fair value model as of the interim reporting period ending September 30, 2005.

Revenue and expenses of the Company's foreign operations were translated at the applicable weighted-average rates of exchange in effect during the period reported. The Company liquidated its foreign operation and reclassified the foreign currency translation adjustment to the net loss in fiscal 2003. Any transaction gains and losses are included in net income.

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Receivable balances are reviewed on an aged basis and account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is doubtful.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax asset to an amount that is more likely than not to be realized.

The computation of net income (loss) and income (loss) per common share before cumulative effect of change in accounting principle is based upon the weighted-average number of common shares outstanding during the period plus, in periods in which they have a dilutive effect, the effect of common shares contingently issuable. Basic and diluted income (loss) per common share before cumulative effect of change in accounting principle for the fiscal years ended 2005, 2004 and 2003 is presented below:

June 30,	**2005**	**2004**	**2003**
Income (loss) before cumulative effect of change in accounting principle	$ 1,899,930	$1,345,467	$ (218,338)
Net income (loss)	$ 1,899,930	$1,345,467	$(1,515,407)
Weighted-average common stock outstanding - basic	9,380,855	9,270,617	9,270,617
Basic:			
Income (loss) per share before cumulative effect of change in accounting principle	$ .20	$ .15	$ (.02)
Net income (loss) per share	$ .20	$ .15	$ (.16)
Weighted-average common stock outstanding - basic	9,380,855	9,270,617	9,270,617
Dilutive effect of stock options	504,807	361,571	-
Weighted-average common stock outstanding - diluted	9,885,662	9,632,188	9,270,617
Diluted: Income (loss) per share before cumulative effect of change in accounting principle	$ .19	$ .14	$ (.02)
Net income (loss) per share	$ .19	$ .14	$ (.16)

The diluted income (loss) per common share before cumulative effect of change in accounting principle computation reflects the effect of common shares contingently issuable upon the exercise of warrants and options in periods in which conversion would cause dilution. The diluted weighted-average number of shares outstanding for the years ended June 30, 2005, 2004 and 2003 did not include the potential exercise of 18,000, 81,000 and 945,000 stock options, respectively, as such amounts was antidilutive.

In June 2001, the FASB issued Statements No. 141, *Business Combinations* ("SFAS No. 141") and No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. SFAS No. 141 was effective for purchase business combinations consummated after June 30, 2001. The Company adopted SFAS No. 142 on July 1, 2002. SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption and annually thereafter.

Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company has one reporting unit, which comprises its entire operating segment. This methodology differs from the Company's previous policy, as permitted under accounting standards existing at that time, of using undiscounted cash flows to determine if goodwill is recoverable.

Upon adoption of SFAS No. 142, the Company recorded a one-time, noncash charge of $1,297,069 ($.14 basic and diluted loss per common share) to reduce the carrying value of its goodwill. Such charge is nonoperational in nature and is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations. In calculating the impairment charge, the fair value of its reporting unit was estimated by comparison to the Company's quoted market capitalization at July 1, 2002, since the reporting unit represents all of the Company's operations.

In December 2004, the FASB issued Statement No. 151 *Inventory Costs* ("SFAS No. 151") that amends the guidance in Accounting Research Bulletin No. 43, *Inventory Pricing*, (ARB No. 43) to clarify the accounting for abnormal idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, SFAS No. 151 requires that an allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred for fiscal years beginning after June 15, 2005 (year ending June 30, 2006 for the Company). The Company is evaluating the impact of SFAS No. 151.

Certain prior-year amounts have been reclassified to conform to the current-period presentation.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

2. INVENTORIES:

Inventories consist of the following:

June 30,	2005	2004
Raw materials and subcomponent parts	$ 1,721,165	$ 1,354,424
Work-in-process and finished goods	2,200,218	1,349,585
	$ 3,921,383	$ 2,704,009

3. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following:

June 30,	2005	2004
Leasehold improvements	$ 237,396	$ 232,139
Machinery and equipment	1,385,647	1,270,672
	1,623,043	1,502,811
Less accumulated depreciation and amortization	(1,234,305)	(1,114,540)
Property and equipment, net	$ 388,738	$ 388,271

Depreciation and amortization was $176,514, $159,823 and $202,685 for the years ended June 30, 2005, 2004 and 2003, respectively.

The Company retired $56,749, $639,665 and $346,239 of assets during fiscal years 2005, 2004 and 2003, respectively.

4. DEBT:

On September 21, 2004, the Company renewed its senior secured credit facility (the "Renewed Revolving Credit Loan") for an additional three-year period. The Renewed Revolving Credit Loan replaced the existing senior credit facility (the "Original Revolving Credit Loan"). The maximum borrowing permitted under the Renewed Revolving Credit Loan is lower than that under the prior credit facility, based on the Company's current requirements. However, the Renewed Revolving Credit Loan has more favorable terms, including a lower interest rate, and less stringent reporting requirements, than that under the Original Revolving Credit Loan, and gives the Company the ability to borrow on specific amounts of foreign accounts receivable. The Renewed Revolving Credit Loan consists of a $2,500,000 revolving line of credit, which is secured by all of the Company's inventory, accounts receivable, equipment, officer life insurance policies and proceeds thereof, trademarks, licenses, patents and general intangibles. The Renewed Revolving Credit Loan has an interest rate of prime plus 1.375%, (6.25% at June 30, 2005), a specific formula to calculate available funds based on eligible accounts receivable and inventory, and certain reporting requirements to the senior secured lender. The Renewed Revolving Credit Loan requires that certain financial ratios and net worth amounts be maintained by the Company, and prohibits the paying of dividends. The Renewed Revolving Credit Loan provides for increases in the interest rate charged on monies outstanding under specific circumstances.

As of June 30, 2005, the Company was in compliance with all terms and conditions of the Renewed Revolving Credit Loan.

In connection with the original facility, the Company issued a five-year warrant to the lender for the purchase of 100,000 shares of the Company's common stock at $0.32 per share, subject to an adjustment for all subsequent issuances of stock. The Black-Scholes option pricing model was used to value the warrant, and the stock purchase price was based on the stock price the day prior to closing, plus 10%, as stipulated in the Loan and Security Agreement for the Original Revolving Credit Loan.

As of June 30, 2005 and 2004, debt consisted of the following:

June 30	2005	2004
Renewed Revolving Credit Loan	$ 452,363	$ 1,042,761
Nystrom subordinated note payable [a]	222,222	488,889
Dental product line subordinated note payable [b]	-	141,667
	674,585	1,673,317
Less current portion	(674,585)	1,451,094
Total long-term debt	$ -	$ 222,223

(a) This note payable consists of an $800,000 promissory note to ACG Nystromgruppen AB ("Nystrom"), the former parent of a Swedish dental company. Under the terms of this note, as amended, interest only was paid quarterly for the first three years, followed by 36 equal monthly installments of $22,222 plus interest on the unpaid balance, which began in May 2003. The Nystrom promissory note bears interest at a rate reset annually based on the LIBOR plus 2%. The applicable interest rate at June 30, 2005 was 5.6%.

(b) This note represented a promissory note payable to the former owner of a dental product line, which the Company acquired in December 1997. Under the terms of this note, as amended, $150,000 was due and paid on August 10, 1999, and the residual balance of $850,000 was paid in 36 equal installments commencing in January 2002. The note had a fixed interest rate of 7.75% and was repaid in full as of December 31, 2004.

At June 30, 2005, the Company had available $1,348,234 of unused lines of credit under the Renewed Revolving Credit Loan.

Due to the short-term nature of all of the debt as well as borrowing rates currently available to the Company, the fair market value of all of the Company's debt approximates its carrying value.

5. ACCRUED EXPENSES:

As of June 30, 2005 and 2004, accrued expenses consisted of the following:

June 30,	2005	2004
Accrued environmental claim (see Note 9)	$ 75,000	$200,000
Accrued payroll expenses	585,094	338,418
Accrued amounts due vendors for in-transit inventory	405,951	-
Accrued expenses - other	295,469	309,505
	$1,361,514	$847,923

6. COMMON STOCK OPTIONS AND STOCK PURCHASE PLAN:

The Company has three employee incentive stock option plans under which approximately 2,200,000 shares of Company common stock were originally authorized and available for issuance. Most options that are granted under the plans are fully vested when granted. The Company accounts for these plans pursuant to Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), under which no compensation costs have been recognized. Under the terms of the plans, options to purchase common stock of the Company may be granted at not less than 100% of the fair market value of the stock on the date of grant, or 110% of the fair market value if granted to persons owning more than 10% of the outstanding stock of the Company.

Transactions under the plans for fiscal 2005, 2004 and 2003 are as follows

Year ended June 30,	2005		2004		2003	
	Options	Weighted average Price	Options	Weighted average Price	Options	Weighted average Price
Outstanding, beginning of fiscal year	1,008,500	$.57	945,000	$.42	1,229,500	$.51
Exercised	(137,100)	.36	0	-	0	-
Granted	140,000	1.53	259,500	1.13	24,000	.13
Forfeited	(6,000)	.96	(155,000)	.49	(8,500)	.51
Expired	(57,000)	.31	(41,000)	1.00	(300,000)	.75
Outstanding, end of fiscal year	948,400	$.76	1,008,500	$.57	945,000	$.42
Exercisable at June 30	948,400		708,500		645,000	
Weighted-average fair value of options granted during years ended June 30	$1.09		$.89		$.13	

At June 30, 2005, the range of exercise prices is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Exercisable at June 30, 2005	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price	Number Exercisable at June 30, 2005	Weighted-average Exercise Price
$ .11 - $ .50	524,500	4.75	$.30	524,500	$.30
$ .53 - $ .81	25,500	4.90	.61	25,500	.61
$1.06 - $1.75	380,400	9.20	1.31	380,400	1.31
$2.00 - $2.26	18,000	2.50	2.16	18,000	2.16
	948,400	6.40	$.76	948,400	$.76

7. INCOME TAXES:

The income (loss) before provision for income taxes is comprised of the following:

June 30,	2005	2004	2003
United States	$ 1,229,259	$1,309,213	$(205,483)
Foreign	-	(12,600)	(1,940)
Total	$ 1,229,259	$1,296,613	$(207,423)

The provision (benefit) for income taxes is comprised of the following:

June 30,	2005	2004	2003
Current:			
Federal	$ 11,775	$ 20,000	-
State	(2,446)	13,530	$10,915
Deferred	(680,000)	-	-
Adjustment to income tax liability accounts	-	(82,384)	-
Total	$ (670,671)	$(48,854)	$10,915

The difference between the provision for income taxes at the effective federal statutory rates and the amounts provided in the consolidated financial statements is summarized as follows:

June 30,	2005	2004	2003
Tax provision (benefit) at federal statutory rates	$ 417,948	$ 440,848	$ (70,524)
Increase (decrease) in tax provision resulting from:			
State income tax provision (benefit)	(2,446)	13,530	10,915
Foreign losses not benefited	-	-	660
U.S. losses not benefited	-	-	69,864
Adjustment to income tax liability accounts	-	(82,384)	-
Decrease in valuation allowance	(680,000)	-	-
Utilization of federal operating loss carryforwards	(406,173)	(420,848)	-
Provision (benefit) for income taxes	$ (670,671)	$ (48.854)	$ 10,915

The items that comprise the deferred tax balance are as follows:

June 30,	2005	2004
Depreciation and amortization	$ 41,352	$ 945,800
Accrued liabilities and reserves not currently deductible	187,725	207,700
Inventory	128,000	76,600
Net operating loss carryforwards and tax credits	3,694,936	3,321,300
	4,052,013	4,551,400
Deferred tax asset valuation reserve	(3,372,013)	(4,551,400)
Tax asset recognized on balance sheet	$ 680,000	$ -0-

During each of the quarters ended March 31, and June 30, 2005, the Company recorded an income tax benefit of approximately $340,000, for a total benefit of $680,000, resulting from a decrease in the Company's valuation allowance against its deferred tax asset. The deferred tax asset primarily relates to losses reported in prior years. As of June 30, 2005, the Company believes it is likely that they will utilize a significant portion of these prior year net operating loss carry forwards. The remaining balance of the tax benefit recorded includes state income and capital taxes, and related refunds and credits received. Should circumstances change and the Company not be able to utilize its net operating loss carryforward, such as a decline in future taxable income, the Company will reevaluate its valuation allowance.

Net operating loss carryforwards ("NOLs") amounting to approximately $8,446,000 in federal NOLs and $13,189,000 in state NOLs at June 30, 2005, will expire beginning in 2010. The NOLs are subject to review by the Internal Revenue Service. Future changes in ownership of the Company, as defined by Section 382 of the Internal Revenue Code, could limit the amount of NOLs available for use in any one year. The Company recorded the above valuation reserve, based on management's conclusion that it is more likely than not that future operations will not generate sufficient taxable income to realize the entire deferred tax assets during the carryforward period for these tax attributes.

8. PROFIT-SHARING PLAN:

The Company maintains a defined contribution profit-sharing plan and trust pursuant to which participants receive certain benefits upon retirement, death, disability and, to a limited extent, upon termination of employment for other reasons. Allocation among participants' interests, including officers and directors who are employees, is in accordance with IRS regulations.

The aggregate amount contributed to the plan by the Company each fiscal year is determined by the board of directors following a review of the profits of such fiscal year. The plan requires no minimum contribution by the Company. The Company has made a contribution of $63,550 and $60,000 for the years ended June 30, 2005 and 2004, respectively. The Company did not make any contributions related to profit sharing for the year ended June 30, 2003.

9. COMMITMENTS AND CONTINGENCIES:

The Company is a defendant in an environmental claim relating to a property in New Jersey owned by the Company between August 1984 and June 1985. This claim relates to the offsite commercial disposition of trash and waste in a landfill in New Jersey. The Company maintains that its waste materials were of a general commercial nature. This claim was originally filed in 1998 by the federal government in United States District Court and the State of New Jersey, citing several hundred other third-party defendants. The Company (through its former subsidiary, Kenro Corporation) was added, along with many other defendants, to the suit. The Company's claimed liability was potentially assessed by the plaintiff at $150,000. The Company has joined, along with other involved defendants in an alternative dispute resolution (ADR) process for smaller claims. No potential cost to the Company has been assessed on this claim; however, the Company has accrued $75,000 in Fiscal Year 2005, which represents the Company's estimate of its potential liability, net of the Company's insurance carrier's agreed-upon contribution towards a potential settlement. The Company does not expect to receive any further information until a status conference is held in mid-October 2005. The Company cannot, at this time, assess the amount of liability that could result from any adverse final outcome of this environmental complaint. The Company's insurance carrier has agreed to equally share with the Company the defense costs incurred in this environmental claim.

On December 6, 2004, the Company reached an agreement as to the parameters of a settlement, which was finalized on February 8, 2005 and paid on February 18, 2005, relating to a separate environmental claim filed in 2001 as a civil complaint brought by the current owners of the same property owned by the Company between August 1984 and June 1985 and subject to the above-reference environmental claim. This action was filed in the Superior Court of New Jersey, Morris County, and alleged that the Company's discontinued graphic art camera subsidiary had contaminated a portion of the site during its manufacturing process prior to 1985. The settlement included a release and indemnification as well as a stipulation of dismissal with prejudice. The Company paid $325,000, which represented the Company's entire liability under the settlement agreement, net of the Company's insurance carrier's contribution towards the total and final settlement.

The Company is a defendant (with several other parties) in a product liability insurance action, which was filed in May 2005 in the Superior Court in Hartford, Connecticut. The plaintiff, through their insurance company, claims that the Company's equipment caused a fire on the plaintiff's premises in May 2003. The complaint seeks unspecified compensatory damages. The Company maintains that its equipment was not the cause of the fire or the resultant damage. The Company's insurance carriers, and their attorneys, are assisting in the Company's defense in this matter. The Company does not believe that the final outcome of this matter will have a material adverse effect on the Company.

From time to time, the Company may be party to other claims and litigation arising in the ordinary course of business. The Company does not believe that any adverse final outcome of any of these matters, whether covered by insurance or otherwise, would have a material adverse effect on the Company.

The Company has a noncancelable operating lease, as amended in March 2004, for office and manufacturing facilities expiring in fiscal year 2010. Minimum annual rental payments under this lease are as follows:

Year ending June 30,	
2006	$ 548,953
2007	525,085
2008	525,085
2009	525,085
2010	262,543
	$ 2,386,751

The lease provides for rent abatements and scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease resulting in deferred rent payable, which represents cumulative rent expense charged to operations from inception of this lease in excess of required lease payments. Rent expense was approximately $505,000, $505,000 and $496,000 for the years ended June 30, 2005, 2004 and 2003, respectively.

10. SEGMENT INFORMATION :

As of June 30, 2005 and 2004, the Company had only one business segment, medical/dental. Medical/dental segment operations are conducted under the Dent-X and AFP trade names and consists of the design, development, manufacturing and marketing of medical and dental imaging systems and all related accessories. The graphic arts segment operated under the LogE trade name and included products such as paper and film developers.

Geographical financial information for the years ended June 30, 2005, 2004 and 2003 is as follows:

June 30,	**2005**	**2004**	**2003**
Sales:			
United States	$ 18,858,056	$ 16,733,360	$ 15,111,108
Domestic export sales	4,277,007	3,099,550	2,932,560
	$ 23,135,063	$ 19,832,910	$ 18,043,668
Net income (loss)			
United States	$ 1,899,930	$ 1,358,067	$ (1,513,467)
Europe	-	(12,600)	(1,940)
	$ 1,899,930	$ 1,345,467	$ (1,515,407)
Identifiable assets:			
United States	$ 8,153,396	$ 6,244,895	$ 6,029,735
Europe	-	-	14,120
Total	$ 8,153,396	$ 6,244,895	$ 6,043,855

During the year ended June 30, 2005, no one customer aggregated over 10% of consolidated net sales. During the year ended June 30, 2004, one customer aggregated approximately 11% of consolidated net sales. During the year ended June 30, 2003, net sales to this customer and another customer were approximately 11% each.

11. QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized, unaudited quarterly financial data for fiscal 2005 and 2004 are as follows (in thousands, except per share data):

June 30, 2005

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
Net sales	$ 4,655,471	$ 6,082,235	$ 6,240,931	$ 6,156,426	$ 23,135,063
Gross profit	1,747,792	2,469,926	2,475,788	2,252,461	8,945,967
Net Income (loss)	(71,612)	457,024	998,599	515,919	1,899,930
Net income (loss) per common share:					
Basic	$(.01)	$.05	$.11	$.05	
Diluted	$(.01)	$.05	$.10	$.05	

June 30, 2004

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
Net sales	$ 4,034,879	$ 4,680,557	$ 5,476,342	$ 5,641,132	$ 19,832,910
Gross profit	1,558,542	1,847,534	2,090,697	2,158,065	7,654,838
Net income	115,060	398,444	424,507	407,456	1,345,467
Net income per common share:					
Basic	$.01	$.04	$.05	$.04	
Diluted	$.01	$.04	$.04	$.04	

Item 9. Changes in and Disagreements with Accountants and Financial Disclosure

None

Item 9A. Controls and Procedures

An evaluation was performed as of June 30, 2005, under the supervision and with the participation of the Company's management, including its co-chief executive officers and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on such evaluation, the Company's management has concluded that the Company's disclosure controls and procedures were effective as of June 30, 2005. There have been no significant changes in our internal controls or in other factors that could significantly affect our internal control subsequent to June 30, 2005.

Item 9B. Other Information

Not applicable.

Part III

The information required in items 10, 11,12, 13, and 14 are hereby incorporated by reference from the Company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders, tentatively scheduled for December 12, 2005, to be filed with the SEC on or prior to October 28, 2005.

Part IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

The index of the Exhibits and schedules to Part IV has been filed with the original and complete submission of Form 10-K to the Commissioner for the Fiscal Year Ended June 30, 2005,and are not included in this information package. A complete and unabridged copy of Form 10-K, as filed, including all the officer certifications as required under the Sarbanes-Oxley Act of 2002, will be provided by the Company upon written request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: ________/s/______________	____________/s/__________
David Vozick, Chairman	**Donald Rabinovitch, President**
By: ________/s/______________	____________/s/__________
Robert Blatt	**Jack Becker**
By: ________ /s/______________	
Elise Nissen, Chief Financial Officer	

CORPORATE INFORMATION

BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY

David Vozick, Director
Chairman, Secretary/Treasurer
AFP Imaging Corporation

Robert Blatt, Director
Chairman, CRC Group, Inc.

Donald Rabinovitch, Director
President,
AFP Imaging Corporation

Jack Becker, Director
Snow Becker Krauss PC

Dr. Roberto Molteni
Executive Vice President -Technology

Aida McKinney
Vice President - Administration

Elise Nissen, CPA
Chief Financial Officer

BANK
Bank of New York
1150 Knollwood Road
White Plains, New York 10602

GENERAL COUNSEL
Snow Becker Krauss PC
605 Third Avenue
New York, New York 10158

TRANSFER AGENT
American Stock Transfer Company
59 Maiden Lane
New York, New York 10038

INDEPENDENT AUDITORS
Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, New York 10036

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will take place at 9:00 am, Monday, December 12, 2005 at the office of the Corporation, 250 Clearbrook Road, Elmsford, NY 10523.

COMMON STOCK

Traded OTC:BB symbol: AFPC

REPORT AVAILABILITY

A complete copy of the AFP Imaging Corporation Annual Report on Form10-K filed with the Securities and Exchange Commission will be sent to any shareholder upon written request to the Secretary.

A Corporate Profile :

AFP Imaging Corporation

TRADITION OF EXCELLENCE IN MEDICAL AND DENTAL IMAGING SINCE 1978



AFP Imaging Corporation is the parent Company of DENT-X and the EVA product lines. AFP and its subsidiaries have annual revenues of approximately $23 million and over 27 years of experience in research, product development, manufacturing, distribution and servicing of its medical, dental and veterinary imaging products. Sold worldwide, the AFP family of products has an outstanding reputation for ISO 9001/2000 quality and reliability. From the demanding environmental conditions of a remote clinic in a South American rain forest to the high volume requirements of a major New York medical center, AFP products are the indispensable tools of medical, dental, veterinary and industrial professionals. AFP is committed to its comprehensive global dealer network of sales and service representatives, who educate and support our valued professional customers.



Our DENT-X division, started in 1986, has a global reputation as a supplier of superior dental X-ray imaging products. The Company's historic analog imaging business is the basis for providing dentists a broad selection from traditional film based images to digital systems for use in the operatory. This includes a complete line of state of the art intraoral dental x-ray units and a line of Panoramic X-ray units. DENT-X also manufactures the world's most popular, full-size, X-ray dental film processors (size "0" to "8" x "10" film) and a complete line of processing chemistries. More than 50,000 of our film processors have been installed worldwide and are considered an industry standard in their category. DENT-X continues to introduce cost effective dental products in the new millennium.



AFP and Dent-X's introduction of the EVA sensor has expanded our product line of computerized dental X-ray imaging products. In 1997, AFP first acquired a European pioneer in the development of digital dental X-ray imaging systems. A radiographer and university research scientists developed the original sensor in the early 1990's. AFP's EVA system will be the cornerstone of medical and veterinary digital dental imaging in the 21st century. The EVA sensor utilizes the Company's proprietary PROIMAGE software technology which provides capture, storage, transmission and display of dental images. These high tech products from AFP and DENT-X will help expand the global acceptance of the digital dental office.

Digital imaging technology is providing the gateway for our future growth and both AFP and DENT-X are poised to take advantage of the opportunity.

For additional information on AFP's products and financial press releases, please visit the Company's websites at www.afpimaging.com and www.dent-x.com.

Headquarters
250 Clearbrook Road
Elmsford, NY 10523-1315 USA
TEL: 914.592.6100
Fax: 914.592.6148
www.afpimaging.com www.dent-x.com